SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    ) *

THE SANDS REGENT

(Name of issuer)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of class of securities)

800091100

(CUSIP number)

Lance Jon Kimmel, Esq.

2049 Century Park East

Suite 2460

Los Angeles, California 90067

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

May 10, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 306,863 shares 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 306,863 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,863 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,000 shares 8 SHARED VOTING POWER 304,863 shares 9 SOLE DISPOSITIVE POWER 2,000 shares 10 SHARED DISPOSITIVE POWER 304,863 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,863 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 306,863 shares 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 306,863 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,863 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON* IN

The following constitutes the initial Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.10 per share (the “Common Stock”) of The Sands Regent (the “Company”). The address of the principal executive offices of the Company is 345 North Arlington Avenue, Reno, Nevada 89501.

Item 2.	Identify and Background.

This Schedule 13D is filed by Robino Stortini Holdings LLC (“RSH”), Michael Stortini and Charles J. Robino, (collectively with RSH and Mr. Stortini, the “Reporting Persons”), who act as a group with regards to certain aspects of shares of the Company’s Common Stock.

RSH is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH is investing and trading in securities. RSH’s business address is 6 Larch Avenue, Suite 301, Wilmington, Delaware 19804.

Mesrrs. Stortini and Robino are individuals, each of whose business address is 6 Larch Avenue, Suite 301, Wilmington, Delaware 19804. Messrs. Stortini’s and Robino’s principal occupation is that of manager of RSH. Messrs. Stortini and Robino are both United States citizens.

During the last five years, none of RSH, Mr. Stortini nor Mr. Robino has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of RSH, Mr. Stortini nor Mr. Robino has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this

Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 306,863 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH or in the name of Mr. Stortini. Messrsr. Stortini and Robino are the managers of RSH. RSH and Mr. Robino disclaim beneficial ownership as to any and all shares of the Company’s Common Stock in Mr. Stortini’s name.

The funds used by RSH to purchase such shares of the Company’s Common Stock came from working capital, cash on hand and brokerage account margin loans. The funds used by Mr. Stortini to purchase such shares of the Company’s Common Stock in his name came from Mr. Stortini’s personal funds. Such shares of the Company’s Common Stock were accumulated through purchases made on the open market between October 1, 2003 and May 17, 2004 at an average purchase price of $6.85 per share of Common Stock, representing an aggregate cost of approximately $2,103,345. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4.	Purpose of the Transaction.

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons are supportive of the Company’s publicly announced business plans and if the Company requests, the Reporting Persons would be willing to introduce acquisition or investment opportunities to the Company, involving the Reporting Persons or others. The Reporting Persons would also consider providing working capital to the Company, as a lender.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons might seek additional representation on the Company’s Board of Directors, through appointment created by the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise.

Item 5.	Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 306,863 shares of the Company’s Common Stock, constituting 5.5% of the 5,606,555 shares of the Company’s Common Stock outstanding as of March 25, 2004 (as reported in the Company’s Amendment No.1 to Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, increased by the issuance of 500,000 additional shares of the Company’s Common Stock disclosed in Amendment No.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-114505), filed with the Securities and Exchange Commission on May 7, 2004). RSH and Mr. Robino disclaim beneficial ownership as to any and all shares of the Company’s Common Stock in Mr. Stortini’s name.

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 306,863 shares of the Company’s Common Stock, constituting 5.5% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 306,863 shares of the Company’s Common Stock, constituting

5.5% of the shares of the Company’s Common Stock outstanding, as calculated above. Of this amount, Mr. Stortini possesses the sole power to vote or to direct the vote of 2,000 shares of the Company’s Common stock, constituting 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. Mr. Stortini also possesses the sole power to dispose of or to direct the disposition of 2,000 shares of the Company’s Common Stock, constituting 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. RSH and Mr. Robino disclaim beneficial ownership as to any and all shares of the Company’s Common Stock in Mr. Stortini’s name.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Robino Stortini Holdings LLC Limited Liability Company Agreement dated as of April 29, 2003, Messrs. Stortini and Robino serve as the managers of RSH. As the managers of RSH, Messrs. Stortini and Robino have the right to make investment decisions with respect to the shares of the Company’s Common Stock, including, but not limited to, their disposition, that are held in RSH’s name.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No. 1.1 - Agreement to File Joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2004	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini

	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini

Michael Stortini

/s/ Charles J. Robino

Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.	Transactions by RSH

Number of Shares Purchased	Price Per Share	Transaction Date
300	$7.92	3/12/2004
2,581	$7.85	3/12/2004
1,750	$7.55	3/15/2004
20	$7.22	3/16/2004
13,250	$7.55	3/16/2004
2,200	$7.45	3/17/2004
300	$7.42	3/17/2004
1,250	$7.35	3/17/2004
13,737	$7.22	3/17/2004
3,000	$7.25	3/17/2004
500	$7.22	3/18/2004
10,500	$7.30	3/18/2004
400	$7.30	3/19/2004
1,800	$7.16	3/19/2004
50	$7.07	3/19/2004
100	$7.14	3/19/2004
100	$7.04	3/19/2004
20,743	$6.71	3/19/2004
50	$7.05	3/22/2004
1,200	$7.33	3/22/2004
2,000	$7.35	3/23/2004
500	$7.39	3/23/2004
1,200	$7.40	3/23/2004
100	$7.34	3/23/2004
3,000	$7.85	3/25/2004
500	$8.90	4/08/2004
500	$8.88	4/08/2004
912	$7.50	4/16/2004
88	$7.49	4/16/2004
1,672	$7.45	4/16/2004
1,000	$6.82	4/19/2004
23,328	$7.00	4/19/2004
300	$7.12	4/20/2004
300	$7.14	4/20/2004
100	$7.13	4/20/2004
200	$7.11	4/20/2004
550	$7.05	4/20/2004
500	$7.13	4/21/2004
600	$7.24	4/26/2004
300	$7.20	4/26/2004
500	$7.42	4/27/2004
3,000	$7.50	4/28/2004
400	$7.49	4/28/2004
1,200	$7.45	4/29/2004
300	$7.18	4/30/2004
500	$7.16	4/30/2004
500	$7.23	4/30/2004
100	$7.22	4/30/2004
100	$7.22	5/03/2004
732	$7.21	5/03/2004
300	$7.37	5/04/2004
400	$7.36	5/04/2004
100	$7.25	5/04/2004
100	$7.19	5/06/2004
100	$7.10	5/07/2004
600	$6.82	5/07/2004
5,900	$7.00	5/10/2004
598	$6.97	5/10/2004
200	$6.96	5/10/2004
300	$6.97	5/10/2004
1,950	$6.85	5/10/2004
100	$7.14	5/10/2004
700	$7.13	5/10/2004
100	$7.11	5/10/2004
23,400	$6.82	5/10/2004
400	$6.44	5/14/2004
100	$6.43	5/14/2004
250	$6.17	5/14/2004
570	$6.35	5/17/2004
5,100	$6.30	5/17/2004
10,000	$6.25	5/17/2004
100	$6.25	5/19/2004

B.	Transactions by Michael Stortini

Number of Shares Purchased	Price Per Share	Transaction Date
1,000	$7.00	5/10/2004

C.	Transactions by Charles J. Robino

Number of Shares Purchased	Price Per Share	Transaction Date
NONE	N/A	N/A